Texas Instruments Incorporated (TXN)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Texas Instruments shareholder since 2020

Vote for Proposal 6 for a realistic right for shareholders to call for a special shareholder meeting

Management has 3 excuses in regard to Proposal 6:

1.The current ownership threshold appropriately balances the interests of all stockholders.

Counterpoint:

A so-called balance in favor of management because with the current 25% threshold special meetings are not called for.

In hundreds of shareholder proposals calling for a reduction of the 25% threshold, there is not one example from a company that cited a successful calling of a special shareholder meeting by shareholders with a 25% threshold requirement.

2. Special meetings require substantial company resources and time.

Counterpoint:

Moot since there is not one example of shareholders ever successfully calling for a special shareholder meeting with the 25% threshold.

3. Stockholders already have several methods through which they can influence company practices without lowering the special meeting threshold.

Counterpoint:

Moot because companies almost never respond to proposals such as this by giving examples of these “several methods” ever having a real impact.

And these “several methods” would have more impact if shareholders had the option of a realistic right to call for a special shareholder meeting if they end up with nothing after using the “several methods.”

A more realistic right for shareholders to call for a special shareholder meeting improves shareholder engagement with management because if management turns a tin-ear to shareholder engagement shareholders will have a more realistic option of calling for a special shareholder meeting.

Vote for Proposal 6 for a realistic right for shareholders to call for a special shareholder meeting

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.